05006754

RECEIVED

2005 MAR 23 P 12:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco acquires compressed air company in Sweden

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Stockholm, Sweden, March 21, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 1690 136

G:\Group Communications\RUTINER\SEC letter.doc

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Bengt Kvarnbäck, Business Area Executive, Compressor Technique
+ 32 3 870 21 10

Joanna Canton, Media Relations Manager, Group Communications
+44 (0)1442 222312 or +44 (0)7971 650115

Atlas Copco acquires compressed air company in Sweden

Stockholm, Sweden, March 21, 2005: Atlas Copco AB has acquired BIAB Tryckluft AB, based in Sweden. It has a turnover of approximately MSEK 15 and eight employees. The purchase price was not disclosed.

BIAB Tryckluft AB is a distributor of compressors and compressed air equipment in Sweden. The company has been in the Swedish market for more than 50 years and represents some of the leading suppliers of compressed air equipment. BIAB will represent the Ceccato business of the Industrial Air division within the Atlas Copco Compressor Technique business area.

"The acquisition is in line with our multi-brand strategy. Through the acquisition we will be able to offer our Swedish customers a wider and more complete range of industrial compressed air equipment," says Bengt Kvarnbäck, Business Area Executive, Atlas Copco Compressor Technique.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production centre located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil injected and oil-free air compressors and Quality Air Solutions used in all kinds of industries. Professional aftermarket support and air monitoring are equally part of the added value product offer. By nature and innovative design Industrial Air provides increased customer value and cares for the environment. More information is available on atlascopco.com.